SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Third Quarter 2008 Financial Results; Dated November 18, 2008

ITEM 1

STARLIMS Announces Third Quarter 2008 Financial Results

Hollywood, Florida, November 18, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the third quarter of fiscal 2008 ended September 30, 2008. These results are inline with the preliminary results announced on October 6, 2008.

Total revenue for the third quarter of 2008 was $5.1 million, a decrease of 16.6% from the $6.2 million reported in the third quarter of 2007. Product revenue for the third quarter of 2008 was $3.0 million, a decrease of 18.4% from $3.6 million reported in the same period a year ago. Services revenue for the third quarter of 2008 was $2.2 million, down 14.0% from the $2.5 million reported in the same period a year ago.

Revenue for the first nine months of 2008 was $18.3 million, a 6.8% increase compared to $17.1 million for the first nine months of 2007. Product revenue for the first nine months of 2008 was $11.3 million, a 15.0% increase compared to $9.9 million in the first nine months of 2007. Services revenue for the first nine months of 2008 was $6.9 million, down 4.3% compared to $7.2 million for the first nine months of 2007.

“While we are experiencing a challenging economic environment, we continue to believe that our business is well positioned for the long term based on our market leading position, global demand drivers and our cost effective solutions,” said Itschak Friedman, CEO of STARLIMS. “For the first nine months of the year, the investments we have made in expanding our geographic presence, specifically in Europe and Asia, are starting to pay off and this revenue diversification is an important piece of our long term growth strategy.”

GAAP operating loss for the third quarter of 2008 was $(79,000) or (1.5%) of revenue, compared to GAAP operating income $1.2 million or 20.0% of revenue for the third quarter of 2007. GAAP net income for the third quarter of 2008 was $39,000, or $0.00 per diluted share, compared to GAAP net income of $1.6 million, or $0.18 per diluted share, for the third quarter of 2007. GAAP operating income for the first nine months of 2008 was $1.7 million or 9.1% of revenue, compared to $3.2 million or 19.0% of revenue for the first nine months of 2007. GAAP net income for the first nine months of 2008 was $2.2 million, or $0.25 per diluted share, compared to GAAP net income of $3.5 million, or $0.47 per diluted share, for the first nine months of 2007.

Non-GAAP operating income for the third quarter of 2008 was $44,000 or 0.9% of revenue, compared to $1.3 million or 20.5% of revenue for the third quarter of 2007. Non-GAAP net income for the third quarter of 2008 was $120,000, or $0.01 per diluted share, compared to non-GAAP net income of $1.6 million, or $0.18 per diluted share, for the third quarter of 2007. Non-GAAP operating income for the first nine months of 2008 was $2.0 million or 11.2% of revenue, compared to $3.6 million or 20.9% of revenue for the first nine months of 2007. Non-GAAP net income for the first nine months of 2008 was $2.5 million, or $0.28 per diluted share, compared to non-GAAP net income of $3.8 million, or $0.50 per diluted share, for the first nine months of 2007.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the third quarter and first nine months of 2008 and 2007.

Cash, cash equivalents and marketable securities amounted to $30.3 million on September 30, 2008, compared to $29.9 million on June, 30 2008. The Company generated $782,000 in cash flow from operations for the first nine months of 2008.

Update to Stock Repurchase Program

STARLIMS purchased an aggregate of 213,278 common shares since the commencement of its recent stock repurchase program, at a cost of $1.5 million, with an average price per share of $7.26. The company approved the stock repurchase program on February 13, 2008. The program allows STARLIMS to purchase an aggregate of $2 million of the Company’s common stock over a period of 18 months. As of September 30, 2008, the Company had approximately $500,000 remaining on its stock repurchase program.

Guidance

STARLIMS is updating its financial guidance for fiscal year 2008 based on the impact the current economic environment is having on deal sizes, deal closure and implementation cycles. Management currently expects slight growth in total revenue for fiscal year 2008 compared to total revenue for fiscal year 2007. For the fourth quarter, the Company expects positive GAAP earnings per share which includes approximately $0.01 of stock-based compensation expenses and amortization of intangibles related to acquisitions.

“We are taking a conservative approach to the outlook of our business for the remainder of the year based on the tightening of IT budgets, smaller initial deal sizes and the elongation of sales and implementation cycles we encountered toward the end of the third quarter,” said Chaim Friedman, CFO of STARLIMS. “We are committed to running a sustainably profitable business and believe we can do so through revenue diversification, ongoing cost management and optimization within our services organization.”

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its third quarter financial results conference call on Tuesday, November 18, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://www.starlims.com. Those interested in participating in the question and answer session should dial (303) 262-2137.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://www.starlims.com starting at 10:15 a.m. on Tuesday, November 18, 2008

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	September 30,
	2007	2008
	Audited	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	31,704	26,232
Restricted short-term deposits	195	245
Marketable securities	1,012	1,668
Accounts receivable (net of allowance
for doubtful accounts of $192 and $208, respectively)	9,215	9,519
Other current assets	1,667	2,511

Total current assets	43,793	40,175

Long-Term Assets
Marketable securities - held-to-maturity	2,206	2,182
Other long-term assets	564	647
Fixed assets, net	1,601	1,486
Goodwill	1,326	2,088
Other assets, net	37	281

Total long-term assets	5,734	6,684

Total assets	49,527	46,859

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	201	513
Deferred revenues	2,276	2,956
Other current liabilities and accrued expenses	2,291	963

Total current liabilities	4,768	4,432

Long-Term Liabilities
Long-term deferred revenues	68	45
Accrued severance pay	52	78
Deferred taxes	841	515

Total long-term liabilities	961	638

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,994,544 and 9,997,919 shares,
respectively ; outstanding 8,724,675 and 8,520,772 shares, respectively	3,151	3,152
Additional paid-in capital	30,893	31,216
Accumulated other comprehensive income	260	171
Retained earnings	12,267	11,524
Treasury stock, at cost - 1,269,869 and 1,477,147 ordinary shares, respectively	(2,773)	(4,274)

Total shareholders' equity	43,798	41,789

Total liabilities and shareholders' equity	49,527	46,859

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Revenues
Software licensing	$7,527	$7,566	$2,816	$1,518
Maintenance	2,331	3,768	814	1,445

Total product revenues	9,858	11,334	3,630	2,963
Services	7,226	6,917	2,526	2,173

Total revenues	17,084	18,251	6,156	5,136

Cost of revenues
Cost of products	26	291	1	79
Cost of services	5,791	6,689	1,980	2,237

Total cost of revenues	5,817	6,980	1,981	2,316

Gross profit	11,267	11,271	4,175	2,820

Operating expenses
Research and development	2,050	2,590	705	901
Selling and marketing	3,978	4,494	1,481	1215
General and administrative	2,001	2,519	757	783

Total operating expenses	8,029	9,603	2,943	2,899

Operating income (loss)	3,238	1,668	1,232	(79)

Financial income, net	922	988	569	122

Income before income taxes	4,160	2,656	1,801	43

Income tax expense	632	452	249	4

Net income	$3,528	$2,204	$1,552	$39

Basic earnings per share	$0.47	$0.25	$0.18	$0.00

Weighted average number of ordinary shares used
in computing basic earnings per share	7,487,057	8,654,746	8,721,300	8,540,744

Diluted earnings per share	$0.47	$0.25	$0.18	$0.00

Weighted average number of ordinary shares used
in computing diluted earnings per share	7,584,424	8,731,612	8,823,198	8,643,104

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE NINE MONTHS
AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Revenues
Software licensing	$7,527	$7,566	$2,816	$1,518
Maintenance	2,331	3,768	814	1,445

Total product revenues	9,858	11,334	3,630	2,963
Services	7,226	6,917	2,526	2,173

Total revenues	17,084	18,251	6,156	5,136

Cost of revenues
Cost of products	26	291	1	79
Cost of services	5,783	6,582	1,980	2,201

Total cost of revenues	5,809	6,873	1,981	2,280

Gross profit	11,275	11,378	4,175	2,856

Operating expenses
Research and development	2,042	2,550	704	887
Selling and marketing	3,798	4,311	1,466	1,157
General and administrative	1,865	2,469	742	768

Total operating expenses	7,705	9,330	2,912	2,812

Operating income	3,570	2,048	1,263	44

Financial income, net	922	988	569	122

Income before income taxes	4,492	3,036	1,832	166

Income tax expense	694	581	259	46

Net income	$3,798	$2,455	$1,573	$120

Basic earnings per share	$0.51	$0.28	$0.18	$0.01

Weighted average number of ordinary shares used
in computing basic earnings per share	7,487,057	8,654,746	8,721,300	8,540,744

Diluted earnings per share	$0.50	$0.28	$0.18	$0.01

Weighted average number of ordinary shares used
in computing diluted earnings per share	7,584,424	8,731,612	8,823,198	8,643,104

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME FOR THE NINE MONTHS
AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

GAAP total Cost of revenues	5,817	6,980	1,981	2,316
Stock based compensation expenses	(8)	(107)	-	(36)

NON-GAAP total cost of revenues	5,809	6,873	1,981	2,280

GAAP Research and Development expenses	2,050	2,590	705	901
Stock based compensation expenses	(8)	(40)	(1)	(14)

NON-GAAP Research and Development expenses	2,042	2,550	704	887

GAAP Selling and marketing expenses	3,978	4,494	1,481	1,215
Stock based compensation expenses	(80)	(183)	(15)	(58)
Issuance related expenses	(100)	-	-	-

NON-GAAP Selling and marketing expenses	3,798	4,311	1,466	1,157

GAAP General and administrative expenses	2,001	2,519	757	783
Stock based compensation expenses	(10)	(20)	(5)	(7)
Issuance related expenses	(99)	-	-	-
Amortization of purchased intangible assets	(27)	(30)	(10)	(8)

NON-GAAP General and administrative expenses	1,865	2,469	742	768

GAAP total tax expenses	632	452	249	4
Stock based compensation expenses	41	129	10	42
Issuance related expenses	21	-	-	-

NON-GAAP total tax expenses	694	581	259	46

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

CASH FLOWS - OPERATING ACTIVITIES
Net income	$3,528	$2,204	$1,552	$39
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	369	419	142	137
Stock-based compensation	106	349	21	113
Loses (gains) related to marketable securities	(442)	(157)	(274)	77
Increase in accrued severance pay	23	26	5	16
Deferred income taxes	(566)	(362)	(437)	(164)
Capital loss from sales of fixed assets	-	2	-	2
The effect of exchange rate changes	200	(149)	244	23
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(60)	155	(1,426)	1,551
Increase (decrease) in allowance for doubtful accounts	(50)	16	8	(27)
Decrease (increase) in other current assets	34	(608)	396	(588)
Increase (decrease) in trade accounts payable	99	305	131	(135)
Increase (decrease) in deferred revenues	325	657	116	(164)
Decrease in other current liabilities	(1,031)	(2,075)	(312)	(94)

Net cash provided by (used in) operating activities	2,535	782	166	786

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(707)	(587)	(10)	(414)
Proceeds from sale of marketable securities	2,139	592	318	-
Investment in held-to-maturity marketable securities	(1,643)	(428)	(1,101)	-
Investments in restricted deposits, net	45	41	(5)	(3)
Loans to employees, net	(110)	(122)	(45)	(52)
Purchase of fixed assets	(422)	(283)	(94)	(40)
Proceeds from sale of fixed assets	-	11	-	11
Acquisition of subsidiary, net of cash acquired (A)	-	(918)	-	-
Acquisition of activity, net of cash acquired	-	(50)	-	(25)

Net cash provided by (used in) investing activities	(698)	(1,744)	(937)	(523)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	26,639	(26)	(454)	(34)
Proceeds from sale of treasury stock	(80)	-	(18)	-
Purchase of treasury stocks by the company	-	(1,549)	-	(241)
Proceeds from sale of treasury stock against exercise of options	11	49	-	49
Dividends paid	(1,914)	(2,918)	-	-

Net cash provided by (used in) financing activities	24,656	(4,444)	(472)	(226)

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	19	(66)	18	(18)

Increase (decrease) in cash and cash equivalents	26,512	(5,472)	(1,225)	19

Cash and cash equivalents at the beginning of the period	2,539	31,704	30,276	26,213

Cash and cash equivalents at the end of the period	$29,051	$26,232	$29,051	$26,232

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES

Cash paid during the period for income taxes	$1,060	$2,111	$603	$771

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

APPENDIX A - ACQUISITION OF SUBSIDIARY

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

Current assets (excluding cash and cash equivalents)	-	(588)	-	-
Fixed assets, net	-	(16)	-	-
Current liabilities	-	707	-	-
Goodwill and other intangible assets	-	(1,021)	-	-

	-	(918)	-	-

NOTE 1 - SEGMENTAL DISCLOSURE

Revenues by geographical areas

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2007	2008	2007	2008

North America	$12,348	$13,340	$4,488	$3,748
Latin America	1,745	751	977	230
Europe	1,587	2,392	389	760
Asia	1,163	1,635	277	365
Israel	241	133	25	33

	$17,084	$18,251	$6,156	$5,136

NOTE 2 - Treasury Stock

—	In February 2008, the Company adopted a stock repurchase program, allowing it to repurchase up to $2,000,000 worth of Company’s ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations.

—	As of September 30, 2008, the company had repurchased 213,278 of its ordinary shares under the program at a total purchase price of approximately $1,549,000, or an average price per share of $7.26.

NOTE 3 - Reclassification

—	Certain financial statement data for prior periods have been reclassified to conform to current period financial statement presentation. The reclassification did not impact net income, working capital, or cash flows from operations as previously reported.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: November 18, 2008